Press release

Drayton Richdale Corp. Completes the Acquisition of PetroStrata Corporation, valued at $20 Million

Temecula, California: Drayton Richdale Corp. (OTC: DRYN) acquires 100% of all the outstanding shares of PetroStrata Corporation www.petrostrata.com, privately held in Nevada, with operations in Southern California and Texas. The structure of the $20 Million purchase involved the combined issuance of SEC 144-Restricted DRYN common shares and a $15 Million DRYN Convertible Debenture over five years at 10% per annum to the benefit of current PetroStrata Corporation shareholders.

PetroStrata utilizes cutting edge technology, to include but not limited to, providing perimeter security for the petroleum industry infrastructures such as oil and gas pipelines and refineries. The company will target international high terrorist risk petroleum industry installations in the Middle East, Europe and the Far East to provide each facility with proprietary security technology.

Additionally, PetroStrata s PetroSeeker Technology is in beta test development for micro-bore hole field exploration for improved oil recovery process and maximum recovery efficiency. PetroStrata has commitments for oil & gas exploration programs in Wyoming and Texas. Other strategic oil and gas fields located in California are in negotiations.

Concurrently Drayton Richdale Corp. appointed a new director, Mr. Howard Wilkinson, President of PetroStrata Corporation.

For information call:

Amparo Munoz
Investor Relations
Gemelli Capital Trust
888/ 303-2806
e-mail: ir@gemellicapitaltrust.com

Natasha Nikolic
Investor Relations
Drayton Richdale Corporation
951/ 526-2193
e-mail: ir@draytonrichdale.com

Certain statements in this press release constitute forward looking statements within the meaning of the United States Securities Legislation. The Company s actual results could differ from those in the forward-looking statements. Do not construe this information as investment advice. This is not a solicitation to buy or sell securities. This does not purport to be a complete analysis of the Company. Investing in securities is speculative and carries a high degree of risk. Past performance does not guarantee future results. Readers should consult their own advisors. Information contained in this press release should be independently investigated. These remarks involve risks and uncertainties. Risks are not limited to quarterly fluctuations in results or the company s' management of growth and competition. Other risks are detailed in the Company s 'SEC filings. Actual results may differ materially from such information set forth herein. SOURCE: Drayton Richdale Corp.

###